Hydrodynex, Inc.

230 Bethany Rd. #128

Burbank, CA 91504

Via Electronic Submissiom

October 5, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ta Tanisha Meadows

RE:

Hydrodynex, Inc.

Item 4.01 Form 8-K

Filed September 24, 2009

File No. 000-53506

Dear SEC,

We hereby transmit for review, Amendments No. 1 to our Form 8-K originally filed on September 24, 2009. (File No. 000-53506) .

This cover letter is being filed as a correspondence on EDGAR in response to the Staff’s comment letter to us, dated September 28, 2009 in connection with our above referenced 8-K.  The response numbers below correspond to the comments contained within that comment letter.

1.

In response to your comment number one, we have made disclosure revisions to our paragraph (1)(ii) to include both previous years ended, June 30, 2008 and 2007.

2.

In response to your comment number two, we have made disclosure revisions to our paragraph (1)(iv) to include our two most recent fiscal years ended, June 30, 2008 and 2007, and the subsequent interim period through September 21, 2009.

3.

In response to your comment number three, we have now disclosed in paragraph (2) the actual engagement date of Li & Company, PC.

4.

In response to your comment number four, we have made disclosure revisions to our paragraph (2) to include out two most recent fiscal years ended, June 30, 2008 and 2007, and the subsequent interim period through September 21, 2009

5.

In response to your comment number five, we have included an updated letter from our former auditing firm, thank you for the reminder.

Please do not hesitate to contact us at (702) 722-9496 should you have any questions about the contents of this letter.

Sincerely,

/s/Ronald Kunisaki

Ronald Kunisaki

President & CEO

Hydrodynex, Inc.